EXHIBIT G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-_____)

         Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         February __, 2002

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

         ALLIANT ENERGY CORPORATION, ET AL. (70-[___])
         ---------------------------------  ----------

         Alliant Energy Corporation (Alliant Energy"), a registered holding company, whose principal executive offices are at 222 West Washington Avenue, Madison, Wisconsin 53703, Iowa Power and Light Company ("IP&L"), a public-utility subsidiary company, Alliant Energy Corporate Services, Inc. ("Alliant Services"), a service company subsidiary, and Alliant Energy Resources, Inc. ("AER"), a non-utility subsidiary, on behalf of itself and certain of its direct and indirect non-utility subsidiaries, have filed an application or declaration pursuant to Sections 6(a), 7, 9(a), 10, 12, 32 and 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and rules 42, 43, 45, 53 and 54 thereunder.


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         In addition to IP&L, Alliant Energy's direct and indirect public utility subsidiaries include Wisconsin Power and Light Company ("WP&L") and South Beloit Water, Gas & Electric Company. Together, these utility subsidiaries provide service to approximately 930,000 electric and 398,000 gas utility customers in parts of Wisconsin, Iowa, Minnesota and Illinois.

         AER serves as the holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries. AER owns seven principal direct subsidiaries, which engage, directly and indirectly through other subsidiaries, in (i) providing environmental consulting and engineering services, (ii) the development, ownership and management of investments in affordable multi-unit housing properties, (iii) providing various financial services, including the origination and sale of mortgages for tax-advantaged affordable housing, (iv) energy-related businesses, including, among others, the brokering and marketing of electricity and natural gas, gas supply and fuel management services, oil and gas production, steam production and sale, and energy-management services, (v) owning and/or operating "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, and "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, (vi) transportation, and (vii) management of investments in telecommunications. AER and its direct and indirect non-utility subsidiaries are herein referred to as the "Non-Utility Subsidiaries."

         By order dated December 18, 1998,1 as modified and extended by order dated December 15, 20002 (as so modified and extended, the "Current Money Pool Order"), Alliant Energy is authorized to issue notes and/or commercial paper from time to time through June 30, 2004, and to fund separate money pools for intrasystem borrowings by certain of Alliant Energy's utility subsidiaries and the Non-Utility Subsidiaries. Specifically, Alliant Energy is authorized to issue and sell notes and/or commercial paper in an aggregate principal amount at any time outstanding not to exceed $1 billion and to utilize the proceeds of such borrowings to make loans through the system utility money pool ("Utility Money Pool") to IP&L, WP&L and Alliant Services in an aggregate amount not to exceed $475 million in 2001 and $525 million through the remainder of the authorization period, and for other corporate purposes, including, among others, funding of temporary investments in EWGs and FUCOs. Under the terms of the Current Money Pool Order, Alliant Energy's commercial paper notes must be rated at least A-1 by Standard & Poor's ("S&P") or at least P-1 by Moody's Investor Services ("Moody's"). It is stated, however, that Alliant Energy's commercial paper rating was recently downgraded to A-2/P-2.

-------------------

         1   Holding Co. Act Release No. 26956.

         2   Holding Co. Act Release No. 27304.


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         Alliant Energy is also authorized under the Current Money Pool Order to provide guarantees or enter into expense agreements or otherwise provide credit support in an amount not to exceed $600 million at any time outstanding in order to support a separate commercial paper program established by AER, which is used to fund the Alliant Energy system non-utility money pool ("Non-Utility Money Pool").

         Alliant Energy, Alliant Services, IP&L, AER and certain of AER's direct and indirect subsidiaries are now seeking to restate, modify and extend their authorization under the Current Money Pool Order for the period through December 31, 2004 ("Authorization Period"). Upon the effective date of the Commission's order in this proceeding, the applicants will relinquish their authority under the Current Money Pool Order.

         Alliant Energy requests authority to issue up to $1.0 billion of Short-term Debt at any time outstanding, and IP&L requests authorization to issue Short-term Debt and/or incur borrowings under the Utility Money Pool in an aggregate principal amount at any time outstanding not to exceed $300 million.

         Alliant Energy proposes to use up to $350 million of the proceeds of Short-term Debt at any one time outstanding to make loans to IP&L and Alliant Services through the Utility Money Pool and up to $700 million at any one time outstanding to make loans to the Non-Utility Subsidiaries through the Non-Utility Money Pool. IP&L also proposes to utilize proceeds of Short-term Debt to make advances to the Utility Money Pool, but only to the extent that such borrowing capacity is not required by IP&L in order to satisfy its own needs.

         All Short-term Debt will have maturities of less than one year from the date of issuance. Commercial paper may be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

         Alliant Energy and IP&L also propose to establish and maintain back-up credit lines with banks or other institutional lenders to support their commercial paper program(s) and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as they may deem appropriate in light of their needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limits on Short-term Debt.


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         The effective cost of money on all Short-term Debt will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of one year or less.

         It is stated that Alliant Energy, IP&L and Alliant Services will continue to participate in the Utility Money Pool, which will be operated and administered by Alliant Services in substantially the same manner in which it now is, with the exception that funds made available to the Utility Money Pool from external sources may be derived from external borrowings by Alliant Energy or IP&L, or both.

         Under the proposed terms of the Amended and Restated Utility Money Pool Agreement, funds would be available from the following sources for short-term loans to the Utility Money Pool participants (other than Alliant Energy) from time to time: (1) surplus funds in the treasuries of any of the Utility Money Pool participants ("Internal Funds"), and (2) proceeds received by any of the Utility Money Pool participants from the issuance of Short-term Debt ("External Funds"), in each case to the extent permitted by applicable laws and regulatory orders. Funds would be made available from such sources in such order as Alliant Services, as the administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of Utility Money Pool participants that invest funds in the Utility Money Pool.

         Each Utility Money Pool participant that is authorized or permitted to borrow from the Utility Money Pool would borrow pro rata from each Utility Money Pool participant that advances funds to the Utility Money Pool in the proportion that the total amount advanced by such participant bears to the total amount then advanced to the Utility Money Pool by all participants. On any day when more than one source of funds (i.e., both Internal Funds and External Funds), with different rates of interest, are used to fund loans through the Utility Money Pool, each borrowing participant would borrow pro rata from each such funding source in the same proportion that the amount of funds provided by that funding source bears to the total amount of funds advanced to the Utility Money Pool.

         The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Alliant Energy or IP&L that are used to fund loans to the Utility Money Pool would initially be paid by the party maintaining such credit lines and accounts. These costs would be retroactively allocated every month among the Utility Money Pool borrowers in proportion to each such borrowers' estimated peak short-term borrowing requirements.

         The daily outstanding balance of all loans to the Utility Money Pool participants shall accrue interest as follows: (a) if only Internal Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily balances shall be the average for the month of the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate (the daily rate, "Composite," and the monthly average of such Composite, the "Average Composite"), or, if no such Composite was established for that particular day, then the applicable rate


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would be the Composite for the next preceding day for which such Composite was established, and (b) if only External Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily outstanding balance shall be the lending participant's cost for such External Funds or, if more than one participant had made available External Funds at any time during the month, the applicable interest rate shall be a composite rate, equal to the weighted average of the costs incurred by the respective participants for such External Funds. In cases where the daily outstanding balances of all loans outstanding at any time during the month include both Internal Funds and External Funds, the interest rate applicable to the daily outstanding balances for the month shall be the weighted average of the (i) cost of all Internal Funds contributed by participants, and (ii) the cost of all such External Funds. The interest rate paid on funds advanced to the Utility Money Pool by any participant will be equal to the cost of borrowing from the Utility Money Pool. That is, the applicable rate would be the Composite rate in the case of Internal Funds, the lending company's cost of borrowing in the case of External Funds, and a weighted average cost of funds if funds advanced to the Utility Money Pool at any one time consist of both Internal Funds and External Funds.

         Funds not required by the Utility Money Pool participants to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks;
(ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;
(iv) commercial paper rated not less than A-1 by S&P or P-1 by Moody's, or their equivalent by a nationally recognized rating agency; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) bankers' acceptances; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

         Any income earned on investments of surplus funds would be allocated at the end of each calendar month among those Utility Money Pool participants that have invested funds in accordance with the proportion that each participant's average contribution of funds in the Utility Money Pool for the month bears to the total amount of funds invested in the Utility Money Pool for the month.

         Each participant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within 365 days of the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty and without prior notice. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, Alliant Energy.

         The Non-Utility Money Pool will continue to be operated on the same terms and conditions as the Utility Money Pool, except that, as indicated above,


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instead of guaranteeing a separate commercial paper facility maintained by AER to fund the Non-Utility Money Pool, Alliant Energy intends for the foreseeable future to directly fund the Non-Utility Money with up to $700 million of proceeds of commercial paper and other short-term borrowings. This will enable AER to terminate its separate commercial paper facility, thereby eliminating duplicate program costs. Notwithstanding the foregoing, in the event that Alliant Energy subsequently determines to restore AER's separate commercial paper facility, it seeks to have the flexibility to guarantee borrowings by AER. Accordingly, Alliant Energy requests authority to guarantee up to $700 million borrowings by AER in order to fund the Non-Utility Money Pool in lieu of making direct advances to the Non-Utility Money Pool in that amount. The interest rates for Internal Funds and External Funds loaned through or invested in the Non-Utility Money Pool will be determined in the same manner as described above.

         In addition to Alliant Energy and AER, the following direct and indirect subsidiaries of AER are currently participants in the Non-Utility Money
Pool:
             Alliant Energy Field Services LLC
             Alliant Energy Generating, Inc.
             Alliant Energy Integrated Services Company
             Alliant Energy Integrated Services - Energy Management LLC Alliant Energy Integrated Services - Energy Solutions LLC Alliant Energy International, Inc.
             Alliant Energy Investments, Inc.
             Alliant Energy Transportation Inc.
             Capital Square Financial Corporation
             Cedar Rapids and Iowa City Railway Company
             Cogenex Corporation
             Energy Performance Services, Inc.
             Energys, Inc.
             Heartland Energy Group, Inc.
             Heartland Properties, Inc.
             Heartland Energy Services, Inc.
             IEI Barge Services, Inc.
             Industrial Energy Applications, Inc.
             Industrial Energy Applications Delaware Inc.
             Iowa Land and Building Company
             Prairie Ridge Business Park, L.C.
             RMT, Inc.
             Schedin & Associates, Inc.
             SVBK Consulting Group, Inc.
             Transfer Services, Inc.
            Village Lakeshares, L.P.
            Whiting Petroleum Corporation
            Williams Bulk Transfer Inc.

         No loans through the Non-Utility Money Pool would be made to, and no borrowings through the Non-Utility Money Pool would be made by Alliant Energy.


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